02021165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 21890

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 10 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OCHSENHAUT & CO.,INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 W. 98th Street, Suite 6B
(No. and Street)

New York (City) New York (State) 10025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Ochsenhaut (917) 863-3129
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Ernest S.
(Name — *if individual, state last, first, middle name*)

17 Fernwood Lane (Address) Roslyn (City) N.Y. (State) 11576 (Zip Code)

CHECK ONE:
XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL OCHSENHAUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCHSENHAUT & CO., INC., as of December 31 xx19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

x [signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
Maher Almassri
Commission # CC 917963
Expires April 23, 2004
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD® REGULATION
An NASD Company

April 17, 2002

Mr. Harvey Ochsenhaut
Ochsenhaut & Co., Inc.
255 W. 98th Street, Suite 6B
New York, New York 10025

Dear Mr. Ochsenhaut:

This acknowledges receipt of your December 31, 2001, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). An Oath or Affirmation (signed duly by authorized officer, general partner, or proprietor of member firm; and **notarized**.

2). A Reconciliation, Including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part II A, if material differences existed, or If no material differences existed, a statement so stating

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by April 30, 2002. If you have any questions, please contact the undersigned at (212) 858-4232.

Sincerely,

Robyn Bifone

Robyn Bifone
Senior Compliance Examiner

RB:ec

ERNEST S. KATZ P.C.
CERTIFIED PUBLIC ACCOUNTANT
17 FERNWOOD LANE, ROSLYN, NEW YORK 11576
516-627-3109

April 22, 2002

NASD Regulation, Inc.
District 10
One Liberty Plaza
New York, N.Y. 10006

Re: Ochsenhaut & Co.,Inc.

Att: Robyn Bifone

Dear Ms. Bifone,

The net capital, as per certified report, reflects an error in entering the shareholder's subordinated loans. The amount($26,176) should appear in the capital section instead of in the liability section of the certified report. There was also an adjustment made for taxes payable amounting to $400.00.

Thanking you in advance for your anticipated cooperation in the above matter.

Very truly yours,

ERNEST S. KATZ

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